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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)


                              MK RESOURCES COMPANY
                           (formerly MK Gold Company)
                                (Name of Issuer)


 COMMON STOCK, $0.01 PAR VALUE                                 55305P 10 0
(Title of class of securities)                               (CUSIP number)


                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
       (Name, address and telephone number of person authorized to receive notices and communications)


                                 APRIL 26, 2005
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.


                         (Continued on following pages)
                               (Page 1 of 4 pages)

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NY2:\1529322\06\WS1606!.DOC\76830.0273

----------------------------------------------------------------------------------                --------------------------------
CUSP No.  527288 5 10 4                                                                 13D
----------------------------------------------------------------------------------                --------------------------------
---------------------- ----------------------------------------------------------- -----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                            (a) [   ]
                                                                                                                    (b) [   ]
---------------------- -----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ---------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [   ]
---------------------- ----------------------------------------------------------- -----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- --------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   27,212,735*
              SHARES
                                    -------- ---------------------------------------------------- --------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 None
             OWNED BY
                                    -------- ---------------------------------------------------- --------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              27,212,735*
            REPORTING
                                    -------- ---------------------------------------------------- --------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            None

---------------------- -------------------------------------------------------------------------- --------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   27,212,735*

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [   ]
                       See Item 5.
---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   72.1%*

---------------------- ----------------------------------------------------------- -----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -----------------------------------------------




--------------------------
* Does not include shares issuable upon conversion of the Company's outstanding debt to Leucadia under the credit agreement between the parties.

           Item 1.    Security and Issuer.

           This Statement constitutes Amendment No. 9 to the Statement on
Schedule 13D, as previously amended (the "Schedule 13D"), filed with the Securities and Exchange Commission, by Leucadia National Corporation ("Leucadia") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of MK Resources Company (formerly MK Gold Company) ("MK Resources"). Unless otherwise indicated, all capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.

           Item 4.    Purpose of the Transaction.

           On April 26, 2005, Leucadia sent a letter (the "Letter") to the Board of Directors of MK Resources relating to a potential merger in which stockholders of MK Resources would receive 0.0266 common shares of Leucadia in exchange for each share of Common Stock. A copy of the Letter is attached hereto as Exhibit 1 and is incorporated herein by reference.

           This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a proxy statement/prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

           Any offer will only be made through a proxy statement/prospectus, which would form part of a registration statement to be filed with the Securities and Exchange Commission (the "SEC"). MK Resources shareholders are urged to review carefully the registration statement and the proxy statement/prospectus included therein, and other documents relating to the merger that will be filed with the SEC when they become available because these documents will contain important information relating to the merger. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Leucadia with the SEC, at the SEC's Web site at www.sec.gov. Once the registration statement, as well as any other documents incorporated by reference therein have been filed with the SEC, you will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. YOU SHOULD CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BEFORE MAKING A DECISION CONCERNING LEUCADIA'S PROPOSED OFFER.

           Item 7.    Material to be Filed as Exhibits.

           1. Letter dated April 26, 2005, from Leucadia National Corporation to the Board of Directors of MK Resources Company.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           Dated: April 27, 2005

                                         LEUCADIA NATIONAL CORPORATION

                                         By: /s/ Joseph A. Orlando
                                             ----------------------------------
                                             Name: Joseph A. Orlando
                                             Title: Vice President and
                                                    Chief Financial Officer
















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